Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated April 1, 2020
Relating to Preliminary Prospectus Supplement dated March 31, 2020
Registration Nos. 333-223555 and 333-223555-01
CARNIVAL CORPORATION
62,500,000 SHARES OF COMMON STOCK
PRICING TERM SHEET
This pricing term sheet of Carnival Corporation relates only to the offering of shares of its common stock (including the paired trust shares of beneficial interest in P&O Princess Special Voting Trust) described in, and should be read together with, the preliminary prospectus supplement, dated March 31, 2020 (the “Preliminary Prospectus Supplement”), which supplements the prospectus included in Carnival Corporation’s and Carnival plc’s joint Registration Statement on Form S-3, as amended (File Nos. 333-223555 and 333-223555-01), as filed with the U.S. Securities and Exchange Commission (the “SEC”), before deciding to invest in the common stock offered thereby. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.
Issuer:	Carnival Corporation, a Panamanian corporation

Ticker/Exchange for Common Stock:	CCL/New York Stock Exchange (NYSE)

Number of Shares Offered:	62,500,000 shares of common stock

Underwriters’ Option:	The Issuer has granted the underwriters a 30-day option to purchase an additional 9,375,000 shares of common stock at the public offering price, less underwriting discounts

Pricing Date:	April 1, 2020

Trade Date:	April 2, 2020

Settlement Date:	April 6, 2020

NYSE Last Reported Sale Price of Issuer’s Common Stock on Pricing Date:	$8.80 per share

Public Offering Price:	$8.00 per share

Net Proceeds to Issuer After Underwriters’ Discounts and Before Offering Expenses:	$485,000,000 ($557,750,000 if the underwriters exercise their option to purchase additional shares in full)

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Concurrent Offerings:
Concurrently with pricing this offering of common stock, the Issuer priced (i) a private offering of $4,000.0 million aggregate principal amount of 11.500% First-Priority Senior Secured Notes due 2023 (the “First-Priority Secured Notes”) at 99.00% of the principal amount (the “Secured Notes Offering”) and (ii) a private offering (the “Convertible Notes Offering” and, together with the Secured Notes Offering, the “Concurrent Offerings”) of $1,750.0 million aggregate principal amount of 5.75% Convertible Senior Notes due 2023 (the “Convertible Notes”) (or up to $2,012.5 million aggregate principal amount of Convertible Notes if the initial purchasers exercise their option to purchase additional Convertible Notes in full) at 100% of the principal amount. The conversion rate for the Convertible Notes will initially be 100.0000 shares of common stock per $1,000 principal amount of Convertible Notes, which represents an initial conversion price of $10.00 per share (representing a premium of 25% over the Public Offering Price).

As of November 30, 2019, on an as-adjusted basis giving effect to the Transactions (assuming no exercise of the initial purchasers’ option to purchase additional Convertible Notes), the Issuer’s total consolidated indebtedness would have been $20,384 million, including $2,141 million of which related to multiple series of unsecured notes due between 2021 and 2029 (which description reflects a correction with respect to the maturities of such debt set forth in the capitalization table in the Preliminary Prospectus Supplement).

The Issuer expects to receive net proceeds from this offering and the Concurrent Offerings, after deducting underwriting/initial purchaser discounts and before offering expenses for each offering, of approximately $6.083 billion (or approximately $6.410 billion if the underwriters in this offering and the initial purchasers in the Convertible Notes Offering exercise in full their options to purchase additional shares and additional Convertible Notes, respectively). The net proceeds from the Secured Notes Offering will be deposited into a segregated escrow account which will be pledged as security for the benefit of the holders of the First-Priority Secured Notes, pending the releases in accordance with certain collateral perfection thresholds.

Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy the First-Priority Secured Notes or the Convertible Notes.

None of the closings of this offering of common stock, the Secured Notes Offering or the Convertible Notes Offering is conditioned upon the closing of any of the other offerings or vice versa.

Changes to Preliminary Prospectus Supplement
1.	The Issuer has decreased the amount of this offering from $1.25 billion to approximately $500.0 million.
2.	The Issuer has increased the aggregate principal amount of the First-Priority Secured Notes offered from $3.0 billion to $4.0 billion.
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THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU A PROSPECTUS IF YOU REQUEST IT BY CALLING ONE OF THE NUMBERS LISTED BELOW:
BOFA SECURITIES, INC. 1-800-294-1322 (TOLL-FREE)	GOLDMAN SACHS & CO. LLC 1-866-471-2526 (TOLL-FREE)	J.P. MORGAN SECURITIES LLC 1-212-834-4533 (COLLECT)

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.